SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated

March 11, 2015

Partner Communications Company Ltd.
(Translation of Registrant’s Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha’ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒   Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐   No ☒

(If “Yes” is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-               )

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on December 4, 2002 (Registration No. 333-101652), September 5, 2006 (Registration No. 333-137102) and on September 11, 2008 (Registration No. 333-153419)

Enclosure: Partner Communications reports fourth quarter and annual 2014 results

PARTNER COMMUNICATIONS REPORTS
FOURTH QUARTER AND ANNUAL 2014 RESULTS1

POST-PAID SUBSCRIBER BASE REMAINED STABLE IN 2014
OPERATING EXPENSES DECLINED BY NIS 201 MILLION COMPARED TO 2013
ADDITIONAL NET DEBT REDUCTION OF NIS 0.4 BILLION IN 2014

2014 Annual Highlights (compared with 2013)

•	Total Revenues: NIS 4,400 million (US$ 1,131 million), a decrease of 3%
•	Service Revenues: NIS 3,408 million (US$ 876 million), a decrease of 10%
•	Equipment Revenues: NIS 992 million (US$ 255 million), an increase of 35%
•	Operating Expenses (OPEX)2 including cost of equipment sold: NIS 3,354 million (US$ 862 million), a decrease of 4%
•	Operating Expenses (OPEX)2: NIS 2,590 million (US $666 million), a decrease of 7%
•	Adjusted EBITDA3: NIS 1,096 million (US$ 282 million), a decrease of 2%
•	Adjusted EBITDA Margin: 25% of total revenues, similar to 2013
•	Profit for the Year: NIS 162 million (US$ 42 million), an increase of 20%
•	Net Debt4: NIS 2,612 million (US$ 672 million), a decrease of NIS 388 million
•	Free Cash Flow (before interest)5: NIS 520 million (US$ 134 million), a decrease of 50%
•	Cellular ARPU: NIS 75 (US$ 19), a decrease of 10%
•	Cellular Subscriber Base: approximately 2.84 million at year-end, a decrease of 4%

Q4 2014 Highlights (compared with Q4 2013)

•	Total Revenues: NIS 1,108 million (US$ 285 million), a decrease of 2%
•	Service Revenues: NIS 808 million (US$ 208 million), a decrease of 12%
•	Equipment Revenues: NIS 300 million (US$ 77 million), an increase of 46%
•	Operating Expenses (OPEX)2 including cost of equipment sold: NIS 869 million (US$ 223 million), an increase of 1%
•	Operating Expenses (OPEX)2: NIS 630 million (US $162 million), a decrease of 7%
•	Adjusted EBITDA3: NIS 249 million (US$ 64 million), a decrease of 12%
•	Adjusted EBITDA Margin: 22% of total revenues compared with 25%
•	Profit for the Period: NIS 24 million (US$ 6 million), a decrease of 48%
•	Free Cash Flow (before interest)5: NIS 71 million (US$ 18 million), a decrease of 74%
•	Cellular ARPU: NIS 71 (US$ 18), a decrease of 12%

1	The quarterly financial results are unaudited. See also the Company’s 2014 audited annual report which will be attached to the Company's 2014 Annual Report (20-F) to be filed with the SEC.

2	Operating expenses include cost of service revenues, and selling, marketing and administrative expenses, and exclude depreciation and amortization and impairment charges.

3	For definition of Adjusted EBITDA measure, see “Use of Non-GAAP Financial Measures” below.

4	Total long term indebtedness including current maturities less cash and cash equivalents.

5	Cash flows from operating activities before interest payments, net of cash flows used for investment activities.

Rosh Ha’ayin, Israel, March 11, 2015 – Partner Communications Company Ltd. (“Partner” or the “Company”) (NASDAQ and TASE: PTNR), a leading Israeli communications operator, announced today its results for the year and quarter ended December 31, 2014.

Commenting on the annual results, Mr. Haim Romano, CEO of Partner said:

“2014 was characterized by further escalation in the level of competition in the telecommunications market in Israel resulting in erosion of revenues and profitability of the Company. At the same time, we remained loyal to implementing the Company’s strategy and continued to advance its core elements: investment in technology and innovation and a focus on customer experience.

We also took further steps to strengthen the Company's financial robustness. We reduced the Company's net debt by an additional NIS 388 million and at the end of 2014 the net debt totaled NIS 2.6 billion, a decline of NIS 2.2 billion from June 2011. We continued to adapt the Company's expense structure and operational model to the changing business reality in the telecommunications market. During 2014, we reduced the Company's operating expenses by NIS 201 million.

We are proud to be the first company to have launched a 4G network in Israel and with the broadest coverage. Once we receive the Ministry of Communications’ approval to establish the joint network and share frequencies with HOT Mobile, our customers will be able to enjoy the full potential of advanced services based on 4G technology. As part of the Company’s innovative approach, we continued to invest in developing products such as SmartDrive, 4GTV, MyDoctor, MyBox, MyFinder and other value-added products which were added to our product offering. We believe that this approach enables us to offer value beyond basic network services and maintain competitive differentiation.

As part of the Company’s customer-focused approach, we established at the end of 2013 the Retail Division in order to expand our product offering to our customers and strengthen our relationship with them. Equipment sales grew in 2014 by 35% and profitability of this activity grew by more than five-fold. In addition, we are operating through our two brands – Orange and 012 – in order to match the range of products and services offered to the customer’s pattern of use and needs, while maintaining a high level of service. Our customers’ loyalty and faith in the Company is expressed, among others, by the stability in its Post-Paid subscriber base which declined (on a net basis) by only 1,000 subscribers during 2014.

On February 17, 2015, the regulation of the wholesale market for broadband fixed-line infrastructure came into effect. We believe that the regulation of the wholesale market should enable Partner to take another step towards its transformation into a complete telecommunications group. 012 was the first to announce its preparedness to provide the public “Internet One” – ISP and broadband infrastructure services through a single provider. We are witnessing, on the one hand, great interest from customers and will work to provide them added-values in this field as we do in the cellular field; on the other hand, we are experiencing considerable difficulties in the actual implementation of the regulation in light of the current policies of the infrastructure owners. The regulation of the wholesale market may remove a material obstacle to our entering also the market for multi-channel television services.

At the end of 2014, Mr. Isaac Benbenisti joined Partner as the group's deputy CEO. Mr. Benbenisti’s addition to Partner's management team strengthens our abilities as a telecommunications group and in the fixed-line business in particular. During the past few months we have worked on developing a variety of comprehensive telecommunications and ICT solutions for business customers, leveraging existing abilities within the Company and I believe that these efforts will be manifested in our results in the future.”

In conclusion, Mr. Romano noted: “I believe that the strategy which we have been successfully implementing for the past 3.5 years, is the correct one in order to build Partner as a complete telecommunications group with a comprehensive and high quality product and service offering, so it will continue to be a leading telecommunications group in Israel.”

Mr. Ziv Leitman, Partner’s Chief Financial Officer, commented on the fourth quarter results:

“The competition in the market continued to intensify during the fourth quarter of 2014 and was reflected in an additional significant decline in cellular service revenues. The churn rate for the cellular subscribers in the fourth quarter of 2014 totaled 11.5%, compared to 12.0% in the previous quarter.

As previously estimated by the Company, cellular ARPU in the fourth quarter of 2014 totaled NIS 71, down NIS 5 compared to the third quarter of the year, primarily reflecting the continued price erosion in cellular services due to the intense market competition, as well as the seasonal decrease in roaming revenues.

Revenues from equipment sales in the fourth quarter of 2014 totaled NIS 300 million, an increase of NIS 60 million compared to the previous quarter; while the gross profit from equipment sales totaled NIS 61 million compared to NIS 64 million in the third quarter of 2013, the decrease being primarily due to a decrease in profit margins from equipment sales as a result of a change in product mix. Going forward, profits from sales of equipment may continue to decrease.

Operating expenses decreased by NIS 27 million, mainly as a result of seasonal decreases in direct revenue-related expenses, such as payments to communications operators, in addition to a decrease in selling and marketing expenses.

Adjusted EBITDA in the fourth quarter of 2014 decreased by 12% or NIS 33 million compared with the previous quarter, mainly as a result of the decrease in service revenues due to the continued price erosion, which is expected to continue in the coming quarters as well. This decrease was partially offset by the reduction in operating expenses.

Finance costs, net, in this quarter decreased by NIS 14 million compared to the previous quarter, mainly due to lower CPI linkage expenses and lower losses from foreign exchange movements.

Profit in the fourth quarter of 2014 totaled NIS 24 million compared with NIS 40 million in the previous quarter, reflecting the decline in Adjusted EBITDA, partially offset by the lower finance costs, net, and lower tax expenses.

This quarter, the Company reported free cash flow (before interest payments) of NIS 71 million compared to NIS 112 million in the previous quarter. Free cash flow was adversely impacted by the continuation of the trend of increase in trade receivables due to the increase in equipment sales through monthly installment plans, which is expected to continue in the coming quarters as well.

In November 2014, the Company entered into four loan agreements, two of which were immediate loans for 8 years with banking institutions totaling NIS 200 million bearing fixed interest (not indexed to Israeli inflation) at an average rate of 3%, and two deferred loans with a group of institutional investors totaling NIS 200 million bearing fixed interest (not indexed to Israeli inflation) at an average rate of 4.39%. The principal amounts of the deferred loans will be lent in December 2017. Net debt at the end of the fourth quarter of 2014 amounted to approximately NIS 2.6 billion.

In January 2015, the Company entered into two loan agreements for 6 years with banking institutions totaling NIS 200 million bearing fixed interest (not indexed to Israeli inflation) at an average rate of 3%. In addition, the Company executed an early repayment of a principal amount of NIS 177 million, as part of a bank loan that was to be repaid in December 2016.  In connection with this early repayment, the Company paid a one-time fee of NIS 6 million.

The trends of eroding profitability and an increasing level of working capital have continued during the first half of the first quarter of 2015. If these trends continue, they will have an adverse impact on the Company's profitability and cash flow in 2015.”

Key Financial Results6

NIS MILLION (except EPS)	2010	20117	2012	2013	2014
Revenues	6,674	6,998	5,572	4,519	4,400
Cost of revenues	4,093	4,978	4,031	3,510	3,419
Gross profit	2,581	2,020	1,541	1,009	981
S,G&A	785	1,002	787	679	631
Impairment of goodwill	-	87	-	-	-
Other income	64	105	111	79	50
Operating profit	1,860	1,036	865	409	400
Finance costs, net	181	294	234	211	159
Income tax expenses	436	299	153	63	79
Profit for the year	1,243	443	478	135	162
Earnings per share (basic, NIS)	8.03	2.85	3.07	0.87	1.04

NIS MILLION (except EPS)	Q4’13	Q1’14	Q2’14	Q3’14	Q4’14
Revenues	1,127	1,103	1,087	1,102	1,108
Cost of revenues	870	849	824	850	896
Gross profit	257	254	263	252	212
S,G&A	170	169	158	155	149
Other income	16	14	13	13	10
Operating profit	103	99	118	110	73
Finance costs, net	38	24	49	50	36
Income tax expenses	19	23	23	20	13
Profit for the period	46	52	46	40	24
Earnings per share (basic, NIS)	0.30	0.33	0.30	0.26	0.15

NIS MILLION (except EPS)	Q4’14	Q4’13	Change %
Revenues	1,108	1,127	(2)%
Cost of revenues	896	870	+3%
Gross profit	212	257	(18)%
Operating profit	73	103	(29)%
Profit for the period	24	46	(48)%
Earnings per share (basic, NIS)	0.15	0.30	(50)%
Free cash flow (before interest)	71	278	(74)%

6	See also definitions on page one.

7 In Q4 2011, the Company recorded an impairment charge on its fixed line assets which reduced operating profit by NIS 322 million and profit by NIS 311 million in 2011. See press release of March 22, 2012 for details.

Key Operating Indicators

	2010	2011	2012	2013	2014
Adjusted EBITDA (NIS million)	2,570	2,178	1,602	1,114	1,096
Adjusted EBITDA (as a % of total revenues)	38%	31%	29%	25%	25%
Free Cash Flow8 (NIS millions)	1,502	1,082	1,234	1,041	520
Cellular Subscribers (end of period, thousands)	3,160	3,176	2,976	2,956	2,837
Estimated Cellular Market Share (%)	32%	32%	29%	29%	28%
Annual Cellular Churn Rate (%)	21%	29%	38%	39%	47%
Average Monthly Revenue per Cellular Subscriber (ARPU) (NIS)	1229	111	97	83	75

	Q4’14	Q4’13	Change
Adjusted EBITDA (NIS million)	249	282	(12)%
Adjusted EBITDA (as a % of total revenues)	22%	25%	(3)
Cellular Subscribers (end of period, thousands)	2,837	2,956	(119)
Quarterly Cellular Churn Rate (%)	11.5%	10.7%	+0.8
Average Monthly Revenue per Cellular Subscriber (ARPU) (NIS)	71	81	(12)%

Partner Consolidated Results

NIS MILLION	Cellular Segment			Fixed Line Segment			Elimination		Consolidated
	2014	2013	Change %	2014	2013	Change %	2014	2013	2014	2013	Change %
Total revenues	3,556	3,610	(1)%	1,058	1,117	(5)%	(214)	(208)	4,400	4,519	(3)%
Service revenues	2,618	2,907	(10)%	1,004	1,085	(7)%	(214)	(208)	3,408	3,784	(10)%
Equipment revenues	938	703	+33%	54	32	+69%	-	-	992	735	+35%
Operating profit	221	234	(6)%	179	175	+2%	-	-	400	409	(2)%
Adjusted EBITDA	762	784	(3)%	334	330	+1%	-	-	1,096	1,114	(2)%

8 Cash flows from operating activities before interest payments, net of cash flows used for investment activities, except for years 2010 and 2011 for which free cash flow does not take into account outward cash flows used for the acquisition of 012 Smile.

9 Reported ARPU for 2010 was NIS 148. The ARPU for 2010 has been restated under the lower interconnect tariff effective in 2011, for the purpose of comparison.

NIS MILLION	Cellular Segment			Fixed Line Segment			Elimination		Consolidated
	Q4’14	Q4’13	Change %	Q4’14	Q4’13	Change %	Q4’14	Q4’13	Q4’14	Q4’13	Change %
Total revenues	895	915	(2)%	268	267	0%	(55)	(55)	1,108	1,127	(2)%
Service revenues	613	719	(15)%	250	258	(3)%	(55)	(55)	808	922	(12)%
Equipment revenues	282	196	+44%	18	9	+100%	-	-	300	205	+46%
Operating profit	23	59	(61)%	50	44	+14%	-	-	73	103	(29)%
Adjusted EBITDA	161	199	(19)%	88	83	+6%	-	-	249	282	(12)%

Financial Review (Consolidated)

Total revenues in 2014 were NIS 4,400 million (US$ 1,131 million), a decrease of 3% from NIS 4,519 million in 2013.

Annual service revenues in 2014 totaled NIS 3,408 million (US$ 876 million) in 2014, decreasing by 10% from NIS 3,784 million in 2013.

Service revenues for the cellular segment in 2014 were NIS 2,618 million (US$ 673 million), decreasing by 10% from NIS 2,907 million in 2013. The decrease was mainly a result of the price erosion of Post-Paid and Pre-Paid cellular services, following increased competition mainly due to the activity of new competitors (new operators and MVNOs) who significantly lowered the price of cellular packages offering unlimited amounts of voice minutes and text messages (SMS) to extremely low levels. As an illustration of the increased level of competition in the cellular market, approximately 2.4 million cellular subscribers switched operators within the Israeli market (including with number porting) in 2014, compared with approximately 1.8 million in 2013, an increase of over 30%.

Significant price erosion in the revenues of the cellular segment was also caused by the multitude of switches that cellular subscribers made within the Company between rate plans (generally to plans with a lower monthly fee).  In 2014, cellular subscribers switched rate plans over one million times (including subscribers who switched more than once) within the Company, an increase of over 50% in the number of switches compared with 2013.

The decrease also reflected the lower Post-Paid cellular subscriber base which was approximately 0.7% lower on an average basis (average of subscriber base at beginning and end of year) in 2014 compared with 2013, and the lower Pre-Paid cellular subscriber base which was approximately 10% lower on an average basis (average of subscriber base at beginning and end of year) in 2014 compared with 2013, as well as lower roaming services revenues, as a result of price erosion of those services.

The decrease in service revenues from the Company’s subscribers was partially offset by an increase in revenues from wholesale services provided to other operators hosted on the Company’s network, particularly as a result of the Rights of Use agreement entered into with HOT Mobile.

Pre-paid cellular subscribers contributed service revenues in a total amount of approximately NIS 300 million (US$ 77 million) in 2014, a decrease of 17% from approximately NIS 360 million in 2013, as a result of the price erosion in Pre-Paid services and the decrease in the number of Pre-Paid subscribers who largely transferred to Post-Paid packages in the market, as a result of the significant erosion in the prices of these packages (and hence increasing the relative attractiveness of Post-Paid packages).

Service revenues for the fixed line segment totaled NIS 1,004 million (US$ 258 million) in 2014, a decrease of 7% compared with NIS 1,085 million in 2013. The decrease mainly reflected price erosion in fixed-line services including, local fixed-lines, international calls and internet services. The price erosion resulted from increased competition in the various fixed-line and ISP markets and the international calls market. The decrease also reflected lower interconnect revenues following the reduction in the fixed line interconnect tariff by 60% in December 2013.

For Q4 2014, total revenues were NIS 1,108 million (US$ 285 million), a decrease of 2% from NIS 1,127 million in Q4 2013.  Service revenues in Q4 2014 totaled NIS 808 million (US$ 208 million), decreasing by 12% from NIS 922 million in Q4 2013.  Service revenues for the cellular segment in Q4 2014 were NIS 613 million (US$ 158 million), decreasing by 15% from NIS 719 million in Q4 2013. The decrease resulted from the same reasons as described with respect to the annual decrease. Service revenues for the fixed line segment totaled NIS 250 million (US$ 64 million) in Q4 2014, a decrease of 3% compared with NIS 258 million in Q4 2013. The decrease resulted from the same reasons as described with respect to the annual decrease, namely price erosion in fixed line services including local fixed lines, international calls and internet services.

Equipment revenues in 2014 totaled NIS 992 million (US$ 255 million), an increase of 35% from NIS 735 million in 2013. The increase reflected both an increase in the number of devices sold (largely explained by a significant increase in the sales of tablets and by the launch during 2014 of sales of a variety of digital audio visual equipment) and in the average price per device sold due to the change in product mix.

The gross profit from equipment sales in 2014 was NIS 228 million (US$ 59 million), compared with NIS 42 million in 2013, an increase of 443%, reflecting both the relatively high profit margins of sales of devices in the cellular business segment (other than cellular handsets), and the increase in the number of devices sold, as explained above.  (See also the comment under “Profit” below for a potential negative impact on equipment revenues and profit).

Equipment revenues in Q4 2014 totaled NIS 300 million (US$ 77 million), an increase of 46% from NIS 205 million in Q4 2013, which resulted from the same reasons as described with respect to the annual increase. The gross profit from equipment sales in Q4 2014 was NIS 61 million (US$ 16 million), compared with NIS 19 million in Q4 2013, an increase of 221%, for the same reasons as described with respect to the annual increase.

Operating expenses (OPEX, including cost of service revenues, selling, marketing and administrative expenses and excluding depreciation and amortization) totaled NIS 2,590 million (US$ 666 million) in 2014, a decrease of 7% or NIS 201 million from 2013, largely as a result of a decrease in payments to transmission, communication and content providers and the impact of efficiency measures undertaken. Including depreciation and amortization expenses, operating expenses in 2014 decreased by 6% compared with 2013.

For Q4 2014, OPEX totaled NIS 630 million (US$ 162 million), a decrease of 7% or NIS 45 million from Q4 2013, largely reflecting the impact of the efficiency measures undertaken in the last twelve months as well as lower interconnect expenses, partially due to the reduction in the fixed line interconnect tariff by 60% in December 2013. Including depreciation and amortization expenses, operating expenses in Q4 2014 decreased by 6% compared with Q4 2013.

Adjusted EBITDA in 2014 totaled NIS 1,096 million (US$ 282 million), a decrease of 2% from NIS 1,114 million in 2013.  Adjusted EBITDA for the cellular segment was NIS 762 million (US$ 196 million) in 2014, decreasing by 3% from NIS 784 million in 2013, largely reflecting the impact of the decrease in cellular service revenues, partially offset by the reduction of operating expenses and increase in gross profit from equipment sales, as described above. As a percentage of total cellular revenues, Adjusted EBITDA for the cellular segment in 2014 was 21%, compared with 22% in 2013.  Adjusted EBITDA for the fixed line segment was NIS 334 million (US$ 86 million), an increase of 1% from NIS 330 million in 2013, reflecting the impact of the reduction in operating expenses and the increase in gross profit from equipment sales, which more than offset the decrease in fixed line service revenues. As a percentage of total fixed line revenues, Adjusted EBITDA for the fixed line segment in 2014 was 32%, compared with 30% in 2013.

For Q4 2014, Adjusted EBITDA was NIS 249 million (US$ 64 million), decreasing by 12% from NIS 282 million in Q4 2013, and the equivalent to 22% of total revenues compared to 25% in Q4 2013.  For the cellular segment, Adjusted EBITDA was NIS 161 million (US$ 41 million), a 19% decrease from NIS 199 million in Q4 2013. As a percentage of total cellular revenues, Adjusted EBITDA for the cellular segment in Q4 2014 was 18%, compared with 22% in Q4 2013.  For the fixed line segment, Adjusted EBITDA was NIS 88 million (US$ 23 million), an increase of 6% from NIS 83 million in Q4 2013. As a percentage of total fixed line revenues, Adjusted EBITDA for the fixed line segment in Q4 2014 was 33%, compared with 31% in Q4 2013.

Operating profit for 2014 was NIS 400 million (US$ 103 million), a decrease of 2% compared with NIS 409 million in 2013. For Q4 2014, operating profit totaled NIS 73 million (US$ 19 million), a decrease of 29% compared with operating profit of NIS 103 million in Q4 2013.

Finance costs, net, in 2014 were NIS 159 million (US$ 41 million), a decrease of 25%, compared with NIS 211 million in 2013. The decrease was mainly due to both a decrease in interest expenses resulting from the lower level of average debt (see Funding and Investing Review below), as well as lower CPI linkage expenses as a result of a decrease of 0.1% in the CPI level in 2014 compared with an increase of 1.9% in 2013. These effects were partially offset by losses from foreign exchange movements in 2014 compared with foreign exchange gains in 2013.

For Q4 2014, finance costs, net, totaled NIS 36 million (US$ 9 million) a decrease of 5% compared with NIS 38 million in Q4 2013. As described with respect to the annual change, the decrease was mainly due to both a decrease in interest expenses resulting from the lower level of average debt (see Funding and Investing Review below), together with a one-time early repayment fee in Q4 2013, as well as lower CPI linkage expenses as a result of the larger decrease in the CPI level in Q4 2014 (-0.2%) compared with Q4 2013 (-0.1%), partially offset by losses from foreign exchange movements in Q4 2014 compared with foreign exchange gains in Q4 2013.

Profit for 2014 was NIS 162 million (US$ 42 million), an increase of 20% compared with a profit of NIS 135 million in 2013. For Q4 2014, profit was NIS 24 million (US$ 6 million), a decrease of 48% compared with a profit of NIS 46 million in Q4 2013.

In 2014, a significant proportion of sales of equipment were offered together with long term installment plans, whereby the customer pays for the equipment through monthly payments (generally over 12 to 36 months). However, the Company may, in the future, be required to restrict the use of long-term installment plans, due to their downward pressure on cash flow, which may reduce sales of equipment and the resulting profitability.

Based on the weighted average number of shares outstanding during 2014, basic earnings per share or ADS was NIS 1.04 (US$ 0.27), an increase of 20% compared to NIS 0.87 in 2013.  Based on the weighted average number of shares outstanding during Q4 2014, basic earnings per share or ADS was NIS 0.15 (US$ 0.04), a decrease of 50% compared to NIS 0.30 in Q4 2013.

The effective tax rate for 2014 was 33%, compared with 32% in 2013. The increase in the effective tax rate was mainly due to the increase in the statutory rate of corporate tax from 25% in 2013 to 26.5% in 2014.

Cellular Segment Operational Review

At the end of 2014, the Company’s cellular subscriber base (including cellular modem and 012 Mobile subscribers) was approximately 2.84 million, including approximately 2.13 million Post-Paid subscribers or 75% of the base and approximately 705 thousand Pre-Paid subscribers, or 25% of the subscriber base.

Over 2014, the cellular subscriber base declined by approximately 119 thousand subscribers. The Post-Paid subscriber base declined by approximately 1,000 subscribers, while the Pre-Paid subscriber base declined by approximately 118 thousand subscribers. The decrease in the Pre-Paid subscriber base was largely attributed to the Pre-Paid subscribers transferring to Post-Paid packages in the market, as a result of the significant price erosion of these packages (and hence increasing the relative attractiveness of Post-Paid packages).

The annual churn rate for cellular subscribers in 2014 was 47%, compared to 39% in 2013, mainly reflecting the continued intense competition in the cellular market.

Total cellular market share (based on the number of subscribers) at the end of 2014 was estimated to be approximately 28%, compared to 29% at year-end 2013.

During Q4 2014, the cellular subscriber base declined by approximately 57 thousand subscribers, with the Post-Paid subscriber base declining by approximately 13 thousand and the Pre-Paid subscriber base declining by approximately 44 thousand subscribers. The quarterly churn rate for cellular subscribers in Q4 2014 was 11.5%, compared with 10.7% in Q4 2013 and 12.0% in Q3 2014.

The monthly Average Revenue per User (ARPU) for cellular subscribers in 2014 was NIS 75 (US$ 19), a decrease of 10% from NIS 83 in 2013. The decrease in ARPU mainly reflects the continued price erosion due to the intense competition in the market, as described above. For Q4 2014, ARPU for cellular subscribers was NIS 71 (US$ 18), a decrease of 12% from NIS 81 in Q4 2013, for the same reasons as described above with respect to the decrease in annual ARPU.

Funding and Investing Review

In 2014, cash flow generated from operating activities before interest payments, net of cash flow used for investing activities (“Free Cash Flow”), totaled NIS 520 million (US$ 134 million), a decrease of 50% from NIS 1,041 million in 2013.

Cash generated from operations decreased by 38% to NIS 951 million (US$ 244 million) in 2014, from NIS 1,539 million in 2013. This decrease was mainly explained by changes in operating working capital. Working capital increased in 2014 by NIS 46 million, compared with a decrease of NIS 463 million in 2013, primarily as a result of an increase in trade receivables, due to the increase in equipment sales in installment payments in 2014 compared with 2013, and the decrease in proceeds from installment payments for equipment sales in previous periods.

The level of cash capital expenditures in fixed assets (CAPEX) including intangible assets but excluding capitalized subscriber acquisition and retention costs, net, was NIS 428 million (US$ 110 million) in 2014, a decrease of 10% from NIS 475 million in 2013, and the equivalent of 10% of total revenues in 2014 compared with 11% in 2013. Approximately half of the capital expenditures were invested in the Company’s networks, and nearly all the remaining amount was invested in software and the optical fiber transmission network.

The level of net debt at the end of 2014 amounted to NIS 2,612 million (US$ 672 million), compared with NIS 3,000 million at the end of 2013, a decrease of NIS 388 million.

For Q4 2014, free cash flow was NIS 71 million (US$ 18 million), a decrease of 74% compared with NIS 278 million in Q4 2013. Cash generated from operations decreased by 59% to NIS 161 million (US$ 41 million) in Q4 2014 from NIS 389 million in Q4 2013. Operating working capital in Q4 2014 increased by NIS 91 million, compared with a decrease of NIS 105 million in Q4 2013. As explained above with respect to the annual results, this reflected the impact of higher equipment sales in installment payments, together with lower proceeds from installment payments for equipment sales in previous periods. CAPEX was NIS 89 million (US$ 23 million) in Q4 2014, a decrease of 17% from NIS 107 million in Q4 2013.

Conference Call Details
Partner will hold a conference call on Wednesday, March 11, 2015 at 11.00 a.m. Eastern Time / 5.00 p.m. Israel Time.
To join the call, please dial the following numbers (at least 10 minutes before the scheduled time):
International: +972.3.918.0610
North America toll-free: +1.888.407.2553

A live webcast of the call will also be available on Partner’s Investors Relations website at: www.orange.co.il/en/Investors-Relations/lobby/
If you are unavailable to join live, the replay of the call will be available from March 11, 2015 until March 18, 2015, at the following numbers:
International: +972.3.925.5921
North America toll-free: +1.888.782.4291

In addition, the archived webcast of the call will be available on Partner’s Investor Relations website at the above address for approximately three months.

Forward-looking statements
This press release includes forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933, as amended, Section 21E of the US Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. Words such as “believe”, “anticipate”, “expect”, “intend”, “seek”, “will”, “plan”, “could”, “may”, “project”, “goal”, “target” and similar expressions often identify forward-looking statements but are not the only way we identify these statements. In particular, this press release contains forward-looking statements regarding the anticipated offering by the Company of 4G services, and expected changes in the regulatory environment, including the implementation of the regulation of the wholesale market for broadband fixed-line infrastructure.  In addition, all statements other than statements of historical fact included in this press release regarding our future performance, plans to increase revenues or margins or preserve or expand market share in existing or new markets, plans to reduce expenses, and any statements regarding other future events or our future prospects, are forward-looking statements.

We have based these forward-looking statements on our current knowledge and our present beliefs and expectations regarding possible future events. These forward-looking statements are subject to risks, uncertainties and assumptions about recent and future regulatory actions (specifically, whether the regulatory changes will occur and what their impact on Partner will be), as well as consumer habits and preferences in cellular telephone usage, trends in the Israeli telecommunications industry in general, and the impact of global economic conditions. Future results may differ materially from those anticipated herein. For further information regarding risks, uncertainties and assumptions about Partner, trends in the Israeli telecommunications industry in general, the impact of current global economic conditions and possible regulatory and legal developments, and other risks we face, see “Item 3. Key Information - 3D. Risk Factors”, “Item 4. Information on the Company”, “Item 5. Operating and Financial Review and Prospects”, “Item 8. Financial Information - 8A. Consolidated Financial Statements and Other Financial Information - 8A.1 Legal and Administrative Proceedings” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk” in the Company’s Annual Reports on Form 20-F filed with the SEC, as well as its current reports on Form 6-K furnished to the SEC. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The quarterly financial results presented in this press release are unaudited financial results.

The results were prepared in accordance with IFRS, other than Adjusted EBITDA and free cash flow, which are non-GAAP financial measures.

The financial information is presented in NIS millions (unless otherwise stated) and the figures presented are rounded accordingly.

The convenience translations of the New Israeli Shekel (NIS) figures into US Dollars were made at the rate of exchange prevailing at December 31, 2014: US $1.00 equals NIS 3.889. The translations were made purely for the convenience of the reader.

Use of Non-GAAP Financial Measures
‘Adjusted EBITDA’ represents earnings before interest (finance costs, net), taxes, depreciation, amortization (including amortization of intangible assets, deferred expenses-right of use, and share based compensation expenses) and impairment charges, as a measure of operating profit. Adjusted EBITDA is not a financial measure under IFRS and may not be comparable to other similarly titled measures provided by other companies. Adjusted EBITDA may not be indicative of the Company’s historic operating results nor is it meant to be predictive of potential future results. Adjusted EBITDA is presented solely to enhance the understanding of our operating results. We use the term “Adjusted EBITDA” to highlight the fact that amortization includes amortization of deferred expenses – right of use and employee share-based compensation expenses, but Adjusted EBITDA is fully comparable to EBITDA information which has been previously provided by Partner for prior periods. Reconciliation between our net cash flow from operating activities and Adjusted EBITDA on a consolidated basis is presented in the attached summary financial results.

About Partner Communications

Partner Communications Company Ltd. is a leading Israeli provider of telecommunications services (cellular, fixed-line telephony and internet services) under the orange™ brand and the 012 Smile brand. Partner’s ADSs are quoted on the NASDAQ Global Select Market™ and its shares are traded on the Tel Aviv Stock Exchange (NASDAQ and TASE: PTNR). For more information about Partner, see: www.orange.co.il/en/Investors-Relations/lobby/

Contacts:
Mr. Ziv Leitman Chief Financial Officer Tel: +972-54-781-4951	Ms. Elana Holzman Head of Investor Relations Tel: +972-54-781-4383 E-mail: investors@orange.co.il

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	New Israeli Shekels		Convenience translation into U.S. dollars
	December 31,
	2013	2014	2014
	In millions
CURRENT ASSETS
Cash and cash equivalents	481	663	170
Trade receivables	1,051	948	244
Other receivables and prepaid expenses	45	34	9
Deferred expenses – right of use	28	34	9
Inventories	93	138	35
Income tax receivable	3	*	*
Derivative financial instruments	2	*	*
	1,703	1,817	467

NON CURRENT ASSETS
Trade receivables	289	418	107
Deferred expenses – right of use	118	97	25
Property and equipment	1,791	1,661	427
Licenses and other intangible assets	1,167	1,079	277
Goodwill	407	407	105
Deferred income tax asset	12	14	4
Prepaid expenses		3	1
	3,784	3,679	946

TOTAL ASSETS	5,487	5,496	1,413

* Representing an amount less than 1 million.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	New Israeli Shekels		Convenience translation into U.S. dollars
	December 31,
	2013	2014	2014
	In millions
CURRENT LIABILITIES
Current maturities of notes payable and bank borrowings	334	309	79
Trade payables	761	804	206
Payables in respect of employees	98	95	24
Other payables (mainly institutions)	45	43	11
Income tax payable	31	38	10
Deferred revenues	37	35	9
Provisions	67	58	15
Derivative financial instruments	1	3	1
	1,374	1,385	355

NON CURRENT LIABILITIES
Notes payable	2,038	1,733	446
Bank borrowings	1,109	1,233	317
Liability for employee rights upon retirement, net	45	51	13
Dismantling and restoring sites obligation	31	35	9
Other non-current liabilities	16	16	4
Deferred income tax liability	*	4	1
	3,239	3,072	790

TOTAL LIABILITIES	4,613	4,457	1,145

EQUITY
Share capital – ordinary shares of NIS 0.01 par value: authorized – December 31, 2013 and 2014 – 235,000,000 shares; issued and outstanding -	2	2	1
December 31, 2013 – **155,687,002 shares
December 31, 2014 – **156,072,945 shares
Capital surplus	1,100	1,102	283
Accumulated retained earnings	123	286	74
Treasury shares, at cost – December 31, 2013 and 2014 – 4,467,990 shares	(351)	(351)	(90)
TOTAL EQUITY	874	1,039	268
TOTAL LIABILITIES AND EQUITY	5,487	5,496	1,413

*	Representing an amount less than 1 million.

**	Net of treasury shares.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

CONSOLIDATED STATEMENTS OF INCOME

	New Israeli Shekels			Convenience translation into U.S. dollars
	Year ended December 31
	2012	2013	2014	2014
	In millions (except earnings per share)
Revenues, net	5,572	4,519	4,400	1,131
Cost of revenues	4,031	3,510	3,419	879
Gross profit	1,541	1,009	981	252

Selling and marketing expenses	551	462	438	112
General and administrative expenses	236	217	193	50
Other income, net	111	79	50	13
Operating profit	865	409	400	103
Finance income	21	29	3	1
Finance expenses	255	240	162	42
Finance costs, net	234	211	159	41
Profit before income tax	631	198	241	62
Income tax expenses	153	63	79	20
Profit for the year	478	135	162	42

Earnings per share
Basic	3.07	0.87	1.04	0.27
Diluted	3.07	0.86	1.04	0.27

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	New Israeli Shekels			Convenience translation into U.S. dollars
	Year ended December 31
	2012	2013	2014	2014
	In millions
Profit for the year	478	135	162	42
Other comprehensive losses, items that will not be reclassified to profit or loss
Remeasurements of post-employment benefit obligations	(17)	(9)	(9)	(2)
Income taxes relating to remeasurements of post-employment benefit obligations	4	2	2	*
Other comprehensive losses for the year, net of income taxes	(13)	(7)	(7)	(2)

TOTAL COMPREHENSIVE INCOME FOR THE YEAR	465	128	155	40

*   Representing an amount of less than 1 million.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

SEGMENT INFORMATION

	New Israeli Shekels
	Year ended December 31, 2014
	In millions
	Cellular segment	Fixed-line segment	Elimination	Consolidated
Segment revenue - Services	2,592	816		3,408
Inter-segment revenue - Services	26	188	(214)
Segment revenue - Equipment	938	54		992
Total revenues	3,556	1,058	(214)	4,400

Segment cost of revenues - Services	1,963	692		2,655
Inter-segment cost of revenues- Services	185	29	(214)
Segment cost of revenues - Equipment	727	37		764
Cost of revenues	2,875	758	(214)	3,419
Gross profit	681	300		981

Operating expenses	509	122		631
Other income, net	49	1		50
Operating profit	221	179		400
Adjustments to presentation of Adjusted EBITDA
–Depreciation and amortization	534	155		689
–Other (1)	7	*		7
Adjusted EBITDA (2)	762	334		1,096
Reconciliation of Adjusted EBITDA to profit before income tax
- Depreciation and amortization				689
- Finance costs, net				159
- Other (1)				7
Profit before income tax				241

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

SEGMENT INFORMATION

	New Israeli Shekels
	Year ended December 31, 2013
	In millions
	Cellular segment	Fixed-line segment	Elimination	Consolidated
Segment revenue - Services	2,876	908		3,784
Inter-segment revenue - Services	31	177	(208)
Segment revenue - Equipment	703	32		735
Total revenues	3,610	1,117	(208)	4,519

Segment cost of revenues - Services	2,070	747		2,817
Inter-segment cost of revenues- Services	175	33	(208)
Segment cost of revenues - Equipment	664	29		693
Cost of revenues	2,909	809	(208)	3,510
Gross profit	701	308		1,009

Operating expenses	544	135		679
Other income, net	77	2		79
Operating profit	234	175		409
Adjustments to presentation of Adjusted EBITDA
– Depreciation and amortization	545	155		700
– Other (1)	5	*		5
Adjusted EBITDA (2)	784	330		1,114
Reconciliation of Adjusted EBITDA to profit before income tax
- Depreciation and amortization				700
- Finance costs, net				211
- Other (1)				5
Profit before income tax				198

* Representing an amount of less than 1 million.

(1) Mainly employee share based compensation expenses.

(2) Adjusted EBITDA as reviewed by the CODM represents Earnings Before Interest (finance costs, net), Taxes, Depreciation, Amortization (including amortization of intangible assets, deferred expenses-right of use, and share based compensation expenses) and impairment charges, as a measure of segment profit. Adjusted EBITDA is not a financial measure under IFRS and may not be comparable to other similarly titled measures for other companies. Adjusted EBITDA may not be indicative of the Group's historic operating results nor is it meant to be predictive of potential future results. The usage of the term "Adjusted EBITDA" is to highlight the fact that the Amortization includes amortization of deferred expenses – right of use and employee share based compensation expenses; it is fully comparable to EBITDA information which has been previously provided for prior periods.

PARTNER COMMUNICATIONS COMPANY LTD.

 (An Israeli Corporation)

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	New Israeli shekels				Convenience translation into U.S. dollars
	12 month period ended December 31,		3 month period ended December 31		12 month period ended December 31,	3 month period ended December 31,
	2014	2013	2014	2013	2014	2014
	(Audited)	(Audited)	(Unaudited)	(Unaudited)	(Audited)	(Unaudited)
	In millions
CASH FLOWS FROM OPERATING ACTIVITIES:
Cash generated from operations (Appendix)	1,017	1,548	166	396	261	42
Income tax paid	(66)	(9)	(5)	(7)	(17)	(1)
Net cash provided by operating activities	951	1,539	161	389	244	41
CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of property and equipment	(287)	(326)	(59)	(70)	(74)	(14)
Acquisition of intangible assets	(145)	(156)	(31)	(39)	(37)	(8)
Interest received	4	8	1	1	1	*
Proceeds from sale of property and equipment	1	1	1		*	*
Proceeds from (repayment of) derivative financial instruments, net	(4)	(25)	(2)	(3)	(1)	(1)
Net cash used in investing activities	(431)	(498)	(90)	(111)	(111)	(23)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from exercise of stock options granted to employees	2	*	2		1	1
Repayment of finance lease		(1)
Interest paid	(131)	(181)	(50)	(69)	(34)	(13)
Non-current bank borrowings received	200		200		51	51
Repayment of non-current bank borrowings	(100)	(617)		(198)	(26)
Repayment of notes payables	(309)	(309)	(309)	(309)	(79)	(79)
Net cash used in financing activities	(338)	(1,108)	(157)	(576)	(87)	(40)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	182	(67)	(86)	(298)	46	22
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	481	548	749	779	124	192
CASH AND CASH EQUIVALENTS AT END OF PERIOD	663	481	663	481	170	170

* Representing an amount of less than 1 million.

PARTNER COMMUNICATIONS COMPANY LTD.

   (An Israeli Corporation)

   INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

Appendix - Cash generated from operations and supplemental information

	New Israeli shekels				Convenience translation into U.S. dollars
	12 month period ended December 31,		3 month period ended December 31,		12 month period ended December 31,	3 month period ended December 31,
	2014	2013	2014	2013	2014	2014
	(Audited)	(Audited)	(Unaudited)	(Unaudited)	(Audited)	(Unaudited)
	In millions
Cash generated from operations:
Profit for the period	162	135	24	46	42	6
Adjustments for:
Depreciation and amortization	652	669	163	170	168	41
Amortization of deferred expenses - Right of use	37	31	9	8	10	2
Employee share based compensation expenses	8	5	4		2	1
Liability for employee rights upon retirement, net	(3)	(14)	(1)	(11)	(1)	*
Finance costs, net	4	49	(2)	3	1	(1)
Change in fair value of derivative financial instruments	7	12	2	(2)	2	1
Interest paid	131	181	50	69	34	13
Interest received	(4)	(8)	(1)	(1)	(1)	*
Deferred income taxes	4	17	5	2	1	1
Income tax paid	66	9	5	7	17	1
Capital loss (gain) from property and equipment	(1)	(1)	(1)		*	*
Changes in operating assets and liabilities:
Decrease (increase) in accounts receivable:
Trade	(26)	566	(137)	136	(7)	(36)
Other	8	2	12	5	2	3
Increase (decrease) in accounts payable and accruals:
Trade	44	(115)	69	(22)	10	18
Other payables	(4)	(17)	3	(11)	(1)	1
Provisions	(9)	7	(5)	2	(2)	(1)
Deferred revenue	(2)	(3)		(1)	(1)
Increase in deferred expenses - Right of use	(22)	(17)	(8)	(4)	(6)	(2)
Current income tax liability	10	35	3	8	3	1
Decrease (increase) in inventories	(45)	5	(28)	(8)	(12)	(7)
Cash generated from operations	1,017	1,548	166	396	261	42

* Representing an amount of less than 1 million.

At December 31, 2013 and 2014, trade and other payables include NIS 223 million and NIS 214 million ($55 million), respectively, in respect of acquisition of intangible assets and property and equipment.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

RECONCILIATION BETWEEN OPERATING CASH FLOWS AND ADJUSTED EBITDA

	New Israeli shekels				Convenience translation into U.S. dollars
	12 month period ended December 31,		3 month period ended December 31,		12 month period ended December 31,	3 month period ended December 31,
	2014	2013	2014	2013	2014	2014
	(Audited)	(Audited)	(Unaudited)	(Unaudited)	(Audited)	(Unaudited)
	In millions

Net cash provided by operating activities	951	1,539	161	389	244	41

Liability for employee rights upon retirement, net	3	14	1	11	1	*
Accrued interest and linkage differences on long-term liabilities	(126)	(213)	(47)	(66)	(33)	(12)
Increase (decrease) in accounts receivable:
Trade	26	(566)	137	(136)	7	36
Other, including derivative financial instruments	7	2	(7)	(1)	2	(2)
Decrease (increase) in accounts payable and accruals:
Trade	(44)	114	(69)	21	(10)	(18)
Other	15	17	5	14	3	1
Income tax paid	66	9	5	7	17	1
Increase (decrease) in inventories	45	(5)	28	8	12	7
Increase (decrease) in assets retirement obligation	(1)	(1)			*
Financial expenses**	154	204	35	35	39	9
Adjusted EBITDA	1,096	1,114	249	282	282	63

*	Representing an amount of less than 1 million.
**	Financial expenses excluding any charge for the amortization of pre-launch financial costs.

Key Financial and Operating Indicators (unaudited)*

NIS M unless otherwise stated	Q4' 12	Q1' 13	Q2' 13	Q3' 13	Q4' 13	Q1' 14	Q2' 14	Q3' 14	Q4' 14	2013	2014
Cellular Segment Service Revenues	788	724	726	738	719	680	667	658	613	2,907	2,618
Cellular Segment Equipment Revenues	209	176	171	160	196	220	218	218	282	703	938
Fixed Line Segment Service Revenues	294	283	277	267	258	247	248	259	250	1,085	1,004
Fixed Line Segment Equipment Revenues	13	7	9	7	9	7	7	22	18	32	54
Reconciliation for consolidation	(46)	(46)	(53)	(54)	(55)	(51)	(53)	(55)	(55)	(208)	(214)
Total Revenues	1,258	1,144	1,130	1,118	1,127	1,103	1,087	1,102	1,108	4,519	4,400
Gross Profit from Equipment Sales	22	4	9	10	19	45	58	64	61	42	228
Operating Profit	155	95	102	109	103	99	118	110	73	409	400
Cellular Segment Adjusted EBITDA	256	186	198	201	199	199	211	191	161	784	762
Fixed Line Segment Adjusted EBITDA	84	82	82	83	83	75	80	91	88	330	334
Total Adjusted EBITDA	340	268	280	284	282	274	291	282	249	1,114	1,096
Adjusted EBITDA Margin (%)	27%	23%	25%	25%	25%	25%	27%	26%	22%	25%	25%
OPEX	744	720	700	696	675	661	642	657	630	2,791	2,590
Finance costs, net	38	49	71	53	38	24	49	50	36	211	159
Profit	102	31	20	38	46	52	46	40	24	135	162
Capital Expenditures**	121	130	122	116	107	113	98	128	89	475	428
Free Cash Flow	323	203	287	273	278	145	192	112	71	1,041	520
Free Cash Flow After Interest	255	192	193	266	209	139	123	106	21	860	389
Net Debt	3,812	3,622	3,446	3,208	3,000	2,849	2,735	2,637	2,612	3,000	2,612
Cellular Subscriber Base (Thousands)	2,976	2,932	2,921	2,950	2,956	2,936	2,914	2,894	2,837	2,956	2,837
Post-Paid Subscriber Base (Thousands)	2,102	2,102	2,103	2,127	2,133	2,137	2,138	2,145	2,132	2,133	2,132
Pre-Paid Subscriber Base (Thousands)	874	830	818	823	823	799	776	749	705	823	705
Cellular ARPU (NIS)	87	82	83	84	81	77	76	76	71	83	75
Cellular Churn Rate (%)	10.9%	10.4%	9.4%	8.8%	10.7%	11.6%	11.4%	12.0%	11.5%	39%	47%
Number of Employees (FTE)	5,396	4,772	4,377	4,153	4,045	3,826	3,736	3,683	3,575	4,045	3,575

*	See first page for definitions. 2013 and 2014 annual numbers are audited.
**	Cash capital expenditures in fixed assets including intangible assets but excluding capitalized subscriber acquisition and retention cost, net.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd.

By:	/s/ Ziv Leitman
Name: Ziv Leitman
Title: Chief Financial Officer

Dated: March 11, 2015